UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
                 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 May 2010
Commission File No. 001-32846
                ____________________________

CRH public limited company
(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

“This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-8720, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.”

Enclosure:  Management Changes

N      E      W      S               R      E      L      E      A      S      E

25 May 2010

SENIOR MANAGEMENT CHANGES AT CRH

CRH plc, the international building materials group, announces that Glenn Culpepper, Group Finance Director since January 2009, has for personal reasons decided to resign from his position and return to the United States.  As a result, Glenn has resigned from the CRH Board with effect from today and will leave CRH on 30 June 2010.

Glenn is being succeeded as Group Finance Director by Maeve Carton who joins the Board today.  Maeve (aged 51) holds an M.A., is a Chartered Accountant and joined CRH in 1988.  She has held a number of roles in the Group Finance area, was appointed Group Controller in 2001 and Head of Group Finance in January 2009.

Commenting on these changes, Myles Lee, CRH Chief Executive, said "We thank Glenn for his many years of significant achievement in CRH's operations in the United States, and more recently for his contribution at Group level in Dublin.  We wish him well for the future as he returns to the United States.  Maeve brings significant and comprehensive experience over an extended period to her new role as Group Finance Director."

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee                         Chief Executive
Albert Manifold                  Chief Operating Officer
Maeve Carton                   Finance Director
Éimear O'Flynn                Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000   FAX +353.1.4041007
E-MAIL:
mail@crh.com
WEBSITE:
www.crh.com
.
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 25 May 2010
                                                                                                                                                                                                                                                   By: ___/s/Maeve Carton___

M. Carton
                                                        Finance Director